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RBC

RBC generates 62% sales growth in the first six months of 2006

Business highlights

- *RBC's first-half revenue advances 62% to $73.7m on strong sales expansion in the media and IT divisions*
- *Consolidated EBITDA rises 85% to $24.1m from $13.0 in the previous year*
- *RBC successfully places $100m debt issue to finance future growth via startups and acquisitions mainly in the media industry*
- *RBC reconfirms its outlook for 2006: total revenue is expected to reach about $170-178m (including contribution from IT acquisitions).*

Revenue for the 1st half of 2006

$'000 000	*1st half 2006*[1]	*1st half 2005*[1]	*Growth (%)*	*Forecast 2006*
Media Services	29.7	20.5	45%	60-65
RBC TV	15.7	11.0	43%	30-35
IT Services	28.3	14.0	102%	75-80
Total revenue	**73.7**	**45.5**	**62%**	**170-178**

Moscow, August 15, 2006 – Today RBC Information Systems (**RTS, MICEX: RBCI**) reported preliminary financial results for the first six months of 2006. "We continued to execute on our plan, demonstrating strong revenue and profitability growth, while also investing in the future of the company. We have also attracted $100m in the form of debt financing for our growth initiatives to take advantage of new opportunities and capitalize on the media market growth. I am confident that RBC will continue to expand strongly and achieve another successful year," said RBC Chairman and CEO German Kaplun.

Revenue. In the first six months, the company delivered dynamic revenue growth of 62% from $45.5m in 2005 to $73.7m, driven by impressive sales growth in the media business and contributions from the IT acquisitions. The media business (Internet advertising, print media publications, marketing communications and information services) accounted for 40.3% of total revenue, the business television channel RBC TV brought 21.3%, and the remaining 38.4% came from the IT division (general and offshore programming, system integration and IT-consulting). Consolidated EBITDA soared 85%, ahead of the revenue growth, from $13.0m in 2005 to $24.1m in the period under revie[redacted]

[1] Based on management accou [illegible] ited).

Media Services. RBC's revenue from media services rose 45% from $20.5m in 2005 to $29.7m in 2006. In the Internet advertising field, the top line growth was driven primarily by price increases and exceptionally strong capacity utilization of ad spaces on RBC's business-related and other web sites with high-end audience. In response to strong demand, the company lifted its Internet advertising rates by 18% on average in April 2006. It is also planning a similar price increase in September 2006 that will be coupled with a transition to a rouble-denominated price list. RBC is actively working on new Internet projects, which will be introduced to the market in the second half of 2006 and 2007.

The company's CIS-based web sites, RBC Ukraine (www.rbc.ua) and Utro Ukraine (www.utro.ua), continued to build up the audience and have firmly established themselves as leading news sources in the business information and general news segments of the Ukrainian Internet.

In the print media area, RBC's monthly magazine has achieved highly positive market awareness since the launch in March 2006 and is currently progressing ahead of schedule in terms of advertising sales. The marketing communications and information services branches also posted healthy growth in line with expectations on the back of the company's strong brand, quality products and skilled sales force.

RBC TV. The television channel reported a 43% increase in sales from $11.0m in the first half of 2005 to $15.7m in the corresponding period of 2006, based on the growing viewer statistics and expanding client base. According to the latest independent research prepared by Comcon-Media, RBC TV's weekly audience grew 42% from 3.7 million people in May 2005 to 5.3 million in May 2006. The daily audience advanced 32% to 2.8 million viewers, and the monthly viewership rose 59% to 7.7 million.

RBC TV also signed an agreement with a property developer on establishing a 800m² television studio in the Federation business complex designed to become one of Moscow's most prestigious and impressive business centers, accommodating all the city's major administrative and business resources. The opening of a new studio will enable the TV channel to broaden its programming and launch business talk shows with the participation of top newsmakers.

IT Services. RBC's revenue from the IT business more than doubled from $14.0m in the first six months of 2005 to $28.3m in the corresponding period of 2006. The growth was driven by acquisitions (Helios Computer and ASKO-TBS Consulting), which brought $14.6m, while revenue from the core IT-operations was basically at a level of the first half of 2005 due to the increased seasonality of business.

In the period under review, RBC won a World Bank-sponsored tender for the Federal Sate Statistics Service aimed to develop poverty monitoring software. The company also signed a contract with Sharp Electronics in Russia for the creation of an extranet portal to facilitate interaction between Sharp and its local dealers, as well as extended all of its IT maintenance contracts with the Russian Federal Customs Service. Additionally, RBC entered into a

partnership agreement with Microsoft for joining efforts to promote Internet and Intranet portals as part of the RBC Soft Portal solution, seeking to boost its orders pipeline in this area.

Outlook for 2006. Considering strong results achieved to date and current positive market trends, RBC reconfirms its earlier forecast for 2006. The company is expected to receive total revenue of about $170m - $178m. This figure is projected to consist of about $90m - $95m from Media Services (including about $30m - $35m from RBC TV), while revenue from IT Services is seen growing to around $75m - $80m (including approximately $40m - $45m from Helios Computer and ASKO-TBS Consulting).

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 (495) 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com